Exhibit 21.1

ZUMIEZ INC.

SUBSIDIARIES OF THE REGISTRANT

As of March 19, 2013

Name of Subsidiary	Place of Incorporation or Formation
Zumiez Nevada, LLC	Nevada

ZIC, LLC	Washington

ZIC II, LLC	Washington

Zumiez International, LLC	Washington

Zumiez Canada Holdings Inc.	British Columbia

Zumiez Europe Holding GmbH	Switzerland

Zumiez Austria Holding GmbH	Austria

Snowboard Dachstein Tauern GmbH	Austria

Blue Tomato Deutschland GmbH	Germany